April 23, 2025
VIA EDGAR TRANSMISSION
U.S Securities and Exchange Commission
Division of Corporations Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: KEEMO Fashion Group Ltd.
Form 10-K for Fiscal Year Ended July 31, 2024
Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2024
File No. 333-267967

To the men and women of the SEC:
On behalf of KEEMO Fashion Group Ltd., ("we", "us", or the "Company"), are responding to comments contained in the Staff letter, dated April 14, 2025, addressed to Ms. Liu Lu, the Company's Chief Executive Officer, with respect to the Company's filing of its Form 10-K for Fiscal Year Ended July 31, 2024 dated October 10, 2024 and Amendment No.1 to Form 10-K for Fiscal Year Ended July 31, 2024 dated March 14, 2025.
The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies.
SEC Comment(s) Analysis
Form 10-K for Fiscal Year Ended July 31, 2024
General
1. Please confirm that you will revise future filings, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021. To the extent the Sample Letter to China-Based Companies requests disclosure on the prospectus cover page or in the prospectus summary, please provide such disclosure at the beginning of Item 1 of Form 10-K; in addition, please include a discussion of the transfer of cash within the company in Item 7 of Form 10-K.
Company Response:
We confirm that we will revise future filings, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies.

Date: April 23, 2025
/s/ Liu Lu
Liu Lu
Chief Executive Officer